UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

June 5, 2023

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

By: /s/ Edwin Julianus Sebayang

----------------------------------------------------

Edwin Julianus Sebayang

VP Investor Relations

ANNOUNCEMENT OF SUMMARY OF MINUTES OF ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR THE 2022 FINANCIAL YEAR PT TELKOM INDONESIA (PERSERO) Tbk (Tel.63/LP 000/DCI-M0200000/2023)

The Board of Directors of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk, (hereinafter referred as the “Company”), hereby announces that the Company has convened the Annual General Meeting of Shareholders for the Financial Year 2022 (hereinafter referred as the “Meeting”) on:

Day/Date	:	Tuesday, May 30, 2023
Time	:	02.03 pm up to 04.39 pm Western Indonesia Time
Venue	:	Fairmont Hotel, Grand Ballroom, Jl Asia Afrika No.8, Central Jakarta, 10270.
Meeting Link	:	Electronic General Meeting System KSEI (“eASY.KSEI”) https://akses.ksei.co.id provided by KSEI

The Meeting was attended by members of the Board of Commissioners and the Board of Directors of the Company, namely:

BOARD OF COMMISSIONERS:

•	Mr. BAMBANG PERMADI SOEMANTRI BROJONEGORO – President Commissioner concurrently Independent Commissioner;
•	Mr. WAWAN IRIAWAN – Independent Commissioner;
•	Mr. BONO DARU ADJI – Independent Commissioner;
•	Mr. ABDI NEGARA NURDIN – Independent Commissioner*;
•	Mr. MARCELINO RUMAMBO PANDIN – Commissioner*;
•	Mr. ISMAIL – Commissioner;
•	Mr. RIZAL MALLARANGENG – Commissioner;
•	Mr. ISA RACHMATARWATA – Commissioner;
•	Mr. ARYA MAHENDRA SINULINGGA – Commissioner.

BOARD OF DIRECTORS:

•	Mr. RIRIEK ADRIANSYAH – President Director;
•	Mr. BUDI SETYAWAN WIJAYA – Director of Strategic Portfolio;
•	Mr. HERI SUPRIADI – Director of Finance & Risk Management;
•	Mr. HERLAN WIJANARKO – Director of Network and IT Solution;
•	Mr. BOGI WITJAKSONO – Director of Wholesale & International Service;
•	Mr. MUHAMAD FAJRIN RASYID – Director of Digital Business;
•	Mr. AFRIWANDI – Director of Human Capital Management ;
•	Mrs. F M VENUSIANA R – Director of Consumer Service and PLT Director of Enterprise and Business Service.

*present at the Meeting through video teleconference.

and the holder/proxy of Serie A Dwiwarna share and holder/proxy of Serie B Shares who present and/or represented physically and electronically through eASY.KSEI that entirely representing 89.065.650.347 shares or 89,9088002% of the total number of shares having legal voting rights which have been issued by the Company up to the date of the Meeting namely in the total amount of 99,062,216,600 shares; with due regard to the Register of Shareholders at the close of the shares trading on May 5, 2023.

Hence the quorum requirement required under the provisions of the Article 25 paragraph (1) letter a, paragraph (4) letter a and paragraph (5) of the Articles of Association of the Company have been fulfilled because the Meeting have been attended by shareholders that hold Serie A Dwiwarna Share as well as the other shareholders who jointly representing at least 2/3 of the total number of shares having legal voting rights which have been issued by the Company and required under the provisions of the Article 44 paragraph (1) of Financial Service Authority Regulation Number 15/POJK.04/2020 on the Planning and Holding of General Meeting of Shareholders for Public Company (“POJK 15/2020”), has been fulfilled because the Meeting has been attended by the Independent Shareholders representing more than 1/2 of the total number of shares having legal voting rights owned by Independent Shareholders.

The Company has appointed independent parties, which are Notary Ashoya Ratam SH., MKn. to record the Meeting and PT Datindo Entrycom, to count and/or validate the votes.

The mechanism of resolution making in the Meeting is conducted through voting.

ANNOUNCEMENT OF SUMMARY OF MINUTES OF ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR THE 2022 FINANCIAL YEAR PT TELKOM INDONESIA (PERSERO) Tbk (Tel.63/LP 000/DCI-M0200000/2023)

Whereas the Meeting has resolved the following resolutions as set forth in Resume of the Annual General Meeting of Shareholders of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk, dated May 30, 2023 number 133, made by Notary Ashoya Ratam SH., MKn and its summary is as follows:

First Agenda

Approval of Annual Report and Ratification of the Company's Consolidated Financial Statement, Approval of the Board of Commissioners’ Supervision Duty Report and Ratification of the Financial Statement of the Micro and Small Business Funding (MSBF) Program for the Financial Year 2022, and granting full release and discharge of responsibilities (volledig acquit et de charge) to the Board of Directors for the management of the Company and to the Board of Commissioners for the supervision of the Company carried out during the Financial Year 2022.

Number of Shareholders who Ask Questions	There was 1 (one) question and 1 (one) response.
The Result of Decision Making	Disagree	Abstain	Agree
	687.997.518 shares or 0,7724611%	1.228.494.193 share or 1,3793131%	87.149.158.636 share or 97,8482258%
Resolution

“The meeting with the majority vote of 88.377.652.829 (99,2275389%) of the total number of votes issued at the Meeting resolved:

1.
To approve the Annual Report of the Company including the Board of Commissioners’ Supervision Duty Report for the Financial Year of 2022 and Corporate Social Responsibility and Environment Program Implementation Report, and ratify the Consolidated Financial Statements of the Company for the Financial Year of 2022 which ended on 31 December 2022, which has been audited by the Public Accounting Firm (KAP) Purwantono, Sungkoro & Surja (a member Firm of Ernst & Young Global Limited) according to its report, Number 00351/2.1032/AU.1/06/0687-1/1/III/2023 dated 24 March 2023 with an opinion “fair in all material respects”. as well as provide full acquittal and discharge (volledig acquit et de charge) to the Board of Directors and the Board of Commissioners of the Company for the management and supervision actions of the company that have been carried out in the Financial Year ended on 31 December 2022 as long as these actions do not constitute a crime and are reflected in the report books of the Company.
2.
To ratify the Financial Statements of the Micro and Small Business Funding Program for the Financial Year of 2022 ended on 31 December 2022 which is part of the Corporate Social Responsibility and Environment Program Implementation Report as audited by the Public Accounting Firm (KAP) Purwantono, Sungkoro & Surja (a Member Firm of Ernst & Young Global Limited) according to its report, Number 00181/2.1032/AU.2/11/0687-6/1/II/2023 dated 21 February 2023 with an opinion fair in all material respects, and give full acquittal and discharge of liability (volledig acquit et de charge) to the Board of Directors and the Board of Commissioners of the Company for their actions in managing and supervising the Micro and Small Business Funding Program which have been carried out in the Financial Year ended on 31 December 2022 as long as these actions do not constitute a crime and are reflected in the report books of the Company.”

ANNOUNCEMENT OF SUMMARY OF MINUTES OF ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR THE 2022 FINANCIAL YEAR PT TELKOM INDONESIA (PERSERO) Tbk (Tel.63/LP 000/DCI-M0200000/2023)

Second Agenda	Determination on Utilization of the Company’s Net Profit for the Financial Year of 2022
Number of Shareholders who Ask Questions	There was no question nor response
The Result of Decision Making	Disagree	Abstain	Agree
	40.760.800 shares or 0,0457649%	1.140.898.060 shares or 1,2809630%	87.883.991.487 shares or 98,6732721%
Resolution

”The meeting with the majority vote of 89.024.889.547 (99,9542351%) of the total votes issued in the Meeting has resolved:

1.
Determined the utilization of the Company's net profit for the Financial Year of 2021, which totally in the amount of Rp. 20,753,370,820,999.00 shall be allocated as follows:
a.
Cash Dividend amounting to 80.00% (eighty point zero zero percent)  of net profit or in the amount of Rp. 16,602,696,656,799.20 (sixteen trillion six hundred two billion six hundred ninety-six million six hundred fifty-six thousand seven hundred ninety-nine Rupiah point twenty cents) or Rp. 167.5987 (one hundred sixty-seven Rupiah point five nine eight seven) per share, based on the number of shares issued as of the date of the Meeting, namely 99,062,216,600 (ninety-nine billion sixty-two million two hundred sixteen thousand six hundred) shares; Recorded as Retained Earnings in the amount of 40% of the net profit or amounting to Rp9,903,947,361,149.60 which will be utilized for Company's business development.
b.
Recorded as Retained Earnings in the amount of 20% (twenty percent) of net profit or an amount of Rp4,150,674,164,199.80 (four trillion one hundred fifty billion six hundred seventy-four million one hundred sixty-four thousand one hundred ninety-nine Rupiah point eighty cents) which will be used to finance the development of the Company's business.
2.
The distribution of Cash Dividend for the Financial Year of 2022 shall be conducted with the following condition:
a.
Those who are entitled to receive Dividend are shareholders whose names are recorded in the Register of Shareholders of the Company at the close of the trading of the Company's shares on the Indonesia Stock Exchange on June 13, 2023.
b.
Cash Dividend will be fully paid at the latest on July 5, 2023.
3.
Granted power and authority to the Board of Directors with the right of substitution to further regulate the procedure of dividend distribution and to announce the same with due regard to the prevailing laws and regulations at the stock exchange where the Company's shares are listed.”

Third Agenda	Determination of Bonus for the Financial Year of 2022, Salary for Board of Directors and Honorarium for Board of Commissioners Including other Facilities and Benefits for the Year of 2023.
Number of Shareholders who Ask Questions	There were no questions nor response.
The Result of Decision Making	Disagree	Abstain	Agree
	4.518.659.891 shares or 5,0734036%	1.167.325.487 shares or 1,3106349%	83.379.664.969 shares or 93,6159615%
Resolution	“The meeting with the majority vote of 84,546,990,456 (94.9265964%) of the total number of votes issued at the Meeting, resolved:

ANNOUNCEMENT OF SUMMARY OF MINUTES OF ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR THE 2022 FINANCIAL YEAR PT TELKOM INDONESIA (PERSERO) Tbk (Tel.63/LP 000/DCI-M0200000/2023)

Third Agenda	Determination of Bonus for the Financial Year of 2022, Salary for Board of Directors and Honorarium for Board of Commissioners Including other Facilities and Benefits for the Year of 2023.

1.
To grant power and authority to Shareholder of Serie A Dwiwarna to determine the amount of tantieme for the Financial Year of 2022, and to determine the honorarium, allowance, facility, and other incentives to members of the Board of Commissioners for the Year of 2023.
2.
To grant power and authority to the Board of Commissioners which previously has obtained written approval from Shareholder Serie A Dwiwarna to determine the amount of tantieme for the Financial Year 2022 and also to determine salary, allowance, facility, and other incentives to members of the Board of Directors for the Year of 2023.”

Fourth Agenda	Appointment of Public Accounting Firm to Audit the Company’s Consolidated Financial Statement and Company’s Financial Report of the Micro and Small Business Funding Program for Financial Year of 2023.
Number of Shareholders who Ask Questions	There was 1 (one) question.
The Result of Decision Making	Disagree	Abstain	Agree
	5.271.709.422 shares or 5,9189030%	1.181.062.326 shares or 1.3260582%	82.612.878.599 shares or 92,7550389%
Resolution

“The meeting with the majority vote of 83,793,940,925 (94.0810970%) of the total number of votes issued at the Meeting, resolved:

1.
To reappointment of by the Public Accounting Firm (KAP) Purwantono, Sungkoro & Surja (a member of the Firm of Ernst & Young Global Limited) as the Public Accounting Firm which will audit the Company's Consolidated Financial Statements as well as the Financial Statements of Micro and Small Business Funding Program for the Financial Year of 2023.
2.
To grant power and authority to the Board of Commissioners of the Company to appoint the Public Accounting Firm to audit the Consolidated Financial Statements of the Company for other periods in the Financial Year of 2023 for the purposes and interests of the Company.
3.
To grant authority to the Board of Commissioners of the Company to determine the appropriate audit fee and other terms, and conditions of the relevant Public Accounting Firm, as well as to determine the substitute Public Accounting Firm in the event the Public Accounting Firm (KAP) Purwantono, Sungkoro & Surja (a member of the Firm of Ernst & Young Global Limited) cannot complete its duty for any reason to audit of Consolidated Financial Statements of the Company, Financial Statements of Micro and Small Business Funding Program, and other statements for the Financial Year of 2023, including to determine fees for audit services and other requirements for the substitute Public Accounting Firm.”

ANNOUNCEMENT OF SUMMARY OF MINUTES OF ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR THE 2022 FINANCIAL YEAR PT TELKOM INDONESIA (PERSERO) Tbk (Tel.63/LP 000/DCI-M0200000/2023)

Fifth Agenda

Approval of the Company's Proposed Business Spin Off which is an Affiliated Transaction as referred to in Financial Services Authority Regulation No. 42/2020 on Affiliated and Conflict of Interest  Transaction, and a Material Transaction as referred to in Financial Services Authority Regulation No. 17/2020 on Material Transactions and Changes in Business Activities.

Number of Shareholders who Ask Questions	There was 1 (one) question.
The Result of Decision Making	Disagree	Abstain	Agree
	1.277.300 shares or 0,0026944%	1.142.221.160 shares or 2,4094269%	36.319.798.327 shares or 76,6137954%
Resolution

”The meeting with the majority vote of 37.462.019.487 (79,0232223%) of the total number of votes held by Independent Shareholders cast at the Meeting resolved:

To approve the Company's plan to carry out material transactions and affiliated transactions, namely the Business Segment Spin-Off of IndiHome which is an impure separation ("Spin-Off") from the Company to PT Telekomunikasi Selular ("Telkomsel"), and transactions related to the Spin-Off, among others includes the provision of infrastructure and the provision of fixed broadband core and IT system services by the Company to Telkomsel, in order to comply with the provisions of Regulation of OJK No. 42/POJK.04/2020 concerning Affiliated Transactions and Transactions with Conflicts of Interest, and Regulation of OJK No. 17/POJK.04/2020 concerning Material Transactions and Changes in Business Activities (“Transaction Plan”).

Sixth Agenda

Approval of Company's Proposed Business Spin Off, for the fulfillment of Law No. 40 of 2007 on Limited Liability Companies as lastly amended by Law No. 6 of 2023 on the Stipulation of Government Regulation in lieu of Law No. 2 of 2022 on Job Creation as Law.

Number of Shareholders who Ask Questions	There was no question nor response
The Result of Decision Making	Disagree	Abstain	Agree
	1.299.000 shares or 0,0014585%	1.141.651.460 shares or 1,2818089%	87.922.699.887 shares or 98,7167326%
Resolution

“The meeting with the majority vote of 89,064,351,347 (99.9985415%) of the total number of votes issued at the Meeting, resolved:

1.
To approve the Company's plan to conduct the IndiHome Business Segment Spin-Off by PT Telkom Indonesia (Persero) Tbk. to PT Telekomunikasi Selular in accordance with applicable provision with a fair value, in connection with the fulfillment of Law Number 40 the Year 2007 concerning Limited Liability Companies as last amended by Law Number 6 of 2023 concerning Stipulation of Government Regulations in lieu of Law Number 2 of 2022 concerning Job Creation to Become Laws.
2.
To approve the Concept of Spin-Off that has been announced by the Company as well as the amendments thereof.
3.
To grant power and authority with substitution rights to the Board of Directors of the Company to carry out all necessary actions related to the implementation of the Transaction Plan, including but not limited to conducting necessary adjustments and/or changes to the Transaction Plan document as long as the changes are not material, restate the decisions at this Meeting, either in part or in whole in the form of notarial deeds, draw up or request to make all the necessary deeds, letters or documents, appear before any authorities/officials including the notary, submit the application to the

ANNOUNCEMENT OF SUMMARY OF MINUTES OF ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR THE 2022 FINANCIAL YEAR PT TELKOM INDONESIA (PERSERO) Tbk (Tel.63/LP 000/DCI-M0200000/2023)

Sixth Agenda

Approval of Company's Proposed Business Spin Off, for the fulfillment of Law No. 40 of 2007 on Limited Liability Companies as lastly amended by Law No. 6 of 2023 on the Stipulation of Government Regulation in lieu of Law No. 2 of 2022 on Job Creation as Law.

authorized party/official to obtain an approval or report the matter to the authorized party/official and to register it in the company register as referred to in the applicable laws and regulations until the application is received, without any exceptions, and all other actions to comply with the provisions of laws and regulations."

Seventh Agenda	Approval of Special Assignment to the Company by the President of the Republic of Indonesia.
Number of Shareholders who Ask Questions	There was 1 (one) question.
The Result of Decision Making	Disagree	Abstain	Agree
	17.197.005.257 shares or 19,3082913%	2.591.636.547 shares or 2,9098048%	69.276.958.543 shares or 77,7819039%
Resolution

“The meeting with the majority vote of 71,868,595,090 (80.6917087%) of the total number of votes issued at the Meeting:

To approve a special assignment from the Government of the Republic of Indonesia to the Company whose implementation shall be in accordance with Presidential Regulation Number 17 of 2023 concerning the Acceleration of Digital Transformation in the Sector of Government Goods/Services Procurement.”

Eighth Agenda

Ratification on Minister of SOE Regulation Number:

a.
PER-1/MBU/03/2023 dated 3rd March 2023 on Special Assignments and Social and Environmental Responsibility Programs of SOEs and its amendments;
b.
PER-2/MBU/03/2023 dated 3rd March 2023 on Guidelines for the Governance and Significant Corporate Activities of SOEs and its amendments;
c.
c. PER-3/MBU/03/2023 dated 20th March 2023 on Organizations and Human Resources of SOEs and its amendments.

Number of Shareholders who Ask Questions	There was 1 (one) irrelevant question.
The Result of Decision Making	Disagree	Abstain	Agree
	1.421.400 shares or 0,0015959%	1.141.398.260 shares or 1,2815246%	87.922.830.687 shares or 98,7168795%
Resolution

“The meeting with the majority vote of 89,064,228,947 (99,9984041%) of the total number of votes issued at the Meeting, resolved:

To approve the confirmation or ratification of the implementation of Regulation of the Minister of SOE Regulation Number:

a.
PER-1/MBU/03/2023 dated 3rd March 2023 on Special Assignments and Social and Environmental Responsibility Programs of SOEs and its amendments;
b.
PER-2/MBU/03/2023 dated 3rd March 2023 on Guidelines for the Governance and Significant Corporate Activities of SOEs and its amendments;

ANNOUNCEMENT OF SUMMARY OF MINUTES OF ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR THE 2022 FINANCIAL YEAR PT TELKOM INDONESIA (PERSERO) Tbk (Tel.63/LP 000/DCI-M0200000/2023)

Eighth Agenda

Ratification on Minister of SOE Regulation Number:

a.
PER-1/MBU/03/2023 dated 3rd March 2023 on Special Assignments and Social and Environmental Responsibility Programs of SOEs and its amendments;
b.
PER-2/MBU/03/2023 dated 3rd March 2023 on Guidelines for the Governance and Significant Corporate Activities of SOEs and its amendments;
c.
c. PER-3/MBU/03/2023 dated 20th March 2023 on Organizations and Human Resources of SOEs and its amendments.

c. PER-3/MBU/03/2023 dated 20th March 2023 on Organizations and Human Resources of SOEs and its amendments. as well as the amendments thereof at a later date.”

Ninth Agenda	Changes to the Management of the Company.
Number of Shareholders who Ask Questions	There was no question nor response
The Result of Decision Making	Disagree		Abstain	Agree
	26.327.035.515 shares or 29,5591347%		4.169.260.271 shares or 4,6811091%	58.569.354.561 shares or 65,7597562%
Resolution		“The meeting with the majority vote 62,738,614,832 (70.4408653%), including the vote cast by the holder of Serie A Dwiwarna share, of the total number of votes issued at the Meeting, resolved:
1.

To confirm the honorable dismissal of Mr. EDI WITJARA as the Enterprise and Business Service Director of the Company who was appointed based on the Resolution adopted at the Annual General Meeting of Shareholders of 2018 dated 24 May 2019, which was effective on 8 July 2022, with conveying gratitude to him for the contribution of energy and thoughts given while serving as the Management of the Company.

	2.	To change the position nomenclature of the members of the Board of Directors of the Company, as follows:

		No.	Originally	To become
		a.	Direktur Consumer Service	-
		b.	-	Direktur Group Business Development

3.

To transfer the assignment of Mrs. F. M VENUSIANA R who was appointed based on the Resolution of the Annual General Meeting of Shareholders of 2019 dated 16 July 2020, originally as the Director of Consumer Service to become Director of Enterprise and Business Service, with the term of office continuing the remaining term of office as stated in the said GMS.

	4.	To appoint the following names as Management of the Company as follows:
		a.	Mr. SILMY KARIM as Commissioner;
		b.	Mr. HONESTI BASYIR as the Director of Group Business Development.
5.

The term of office of the members of the Board of Commissioners and the Board of Directors who were appointed as referred to in number 4, as such in accordance with the provisions of the Articles of Association of the Company and with due observance of the applicable laws and regulations without prejudice to the right of the GMS to dismiss them at any time.

6.

With the confirmation of dismissal, change of position nomenclature, transfer of assignment, and appointment of members of the Board of Directors and the Board of Commissioners as referred to in number 1 to number 4. the composition of the members of the Board of Commissioners and the Board of Directors of the Company shall be as follows:

ANNOUNCEMENT OF SUMMARY OF MINUTES OF ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR THE 2022 FINANCIAL YEAR PT TELKOM INDONESIA (PERSERO) Tbk (Tel.63/LP 000/DCI-M0200000/2023)

Ninth Agenda	Changes to the Management of the Company.
		a.	Board of Commissioners
		1.	President Commissioner/ Independent commissioner	BAMBANG PERMADI SOEMANTRI B
		2.	Independent Commissioner	WAWAN IRIAWAN
		3.	Independent Commissioner	BONO DARU ADJI
		4.	Independent Commissioner	ABDI NEGARA NURDIN
		5.	Commissioner	ARYA MAHENDRA SINULINGGA
		6.	Commissioner	MARCELINO RUMAMBO PANDIN
		7.	Commissioner	ISMAIL
		8.	Commissioner	RIZAL MALLARANGENG
		9.	Commissioner	ISA RACHMATARWATA
		10.	Commissioner	SILMY KARIM

		b.	Board of Directors
		1.	President Director	RIRIEK ADRIANSYAH
		2.	Director of Enterprise and Business Service	F. M. VENUSIANA R
		3.	Director of Digital Business	MUHAMAD FAJRIN RASYID
		4.	Director of Human Capital Management	AFRIWANDI
		5.	Director of Finance & Risk Management	HERI SUPRIADI
		6.	Director of Network and IT Solution	HERLAN WIJANARKO
		7.	Director of Strategic Portfolio	BUDI SETYAWAN WIJAYA
		8.	Director of Wholesale and International Business	BOGI WITJAKSONO
		9.	Director of Group Business Development	HONESTI BASYIR

7.

Members of the Board of Commissioners and Members of the Board of Directors who are appointed as referred to in number 4 who are still serving in other positions that are prohibited by laws and regulations from concurrently serving as members of the Board of Commissioners and Directors of a State-Owned Enterprise, then those concerned must resign or be dismissed from such position.

8.

To grant power of attorney with the right of substitution to the Board of Directors of the Company to declare the resolutions of this GMS in the form of a Notary Deed and appear before a Notary or an authorized official, and make necessary adjustments or improvements if required by the competent authority for the purposes of implementing the contents of the resolutions of the Meeting.”

Schedules and Procedure for The Distribution of 2022 Financial Year Dividend

In accordance to the resolution of the Meeting, payment of cash dividend for the 2022 financial year is 80% of the net profit or in the amount of Rp16.602.696.656.799,20 or amounting to Rp167,5987 per share.

ANNOUNCEMENT OF SUMMARY OF MINUTES OF ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR THE 2022 FINANCIAL YEAR PT TELKOM INDONESIA (PERSERO) Tbk (Tel.63/LP 000/DCI-M0200000/2023)

Schedules for The Distribution of 2022 Financial Year Dividend:

Recording Date	= June 13, 2023
Regular and Negotiation Market
Cum Dividend Ex Dividend	= June 9, 2023 = June 12, 2023
Cash Market
Cum Dividend Ex Dividend	= June 13, 2023 = June 14, 2023
Payment Date	= July 5, 2023

Payment Procedures of Dividend:

1.	Cash dividends will be distributed to Shareholders whose names are registered in the Register of Shareholders of the Company ("DPS") on June 13, 2023 (recording date) and/or shareholders of the Company in the securities sub account at PT Kustodian Sentral Efek Indonesia ("KSEI ”) at the close of trading of the Indonesia Stock Exchange on June 13, 2023.
2.	For American Depositary Share (“ADS”) Shareholders, New York Stock Exchange (“NYSE”) regulations will be applied and cash dividends will be paid through a Custodian Bank appointed by The Bank of New York Mellon (“BNY Mellon”) in accordance with the amount recorded in the Company's Register of Shareholders at the closing of trading on the NYSE on June 13, 2023.
3.	For Shareholders whose shares are included in the KSEI’s collective custody, the cash dividend payment will be made through KSEI and will be distributed on July 5, 2023 into Customer Fund Accounts (RDN) in Securities Companies and / or Custodian Banks where Shareholders open sub accounts.
4.	For shareholders whose shares are not registered at Collective Deposits in KSEI, then:
a.	Cash dividends can be withdrawn at the nearest PT Bank Negara Indonesia (Persero), Tbk (“BNI”) branches throughout Indonesia. Shareholders are required to bring original valid proof of identity or Power of Attorney attached with original proof of identity of the "Authorizer" and the "Attorney", if the cash dividend withdrawal is authorized by another party.
b.	The cash dividend will only be transferred by the Company to the shareholders’s bank account if:
i.	The amount of cash dividend received is not less than Rp500,000; and
ii.	The application for overbooking/transfer of cash dividends has been submitted completely and correctly no later than June 13, 2023 at 03.00pm Western Indonesia Time to the Company’s Registrar, PT Datindo Entrycom, Jl Hayam Wuruk No.28 2nd Floor, Jakarta 10120.
5.	The cash dividend will be taxed in accordance with the applicable taxation regulations in Indonesia.
6.	Based on the prevailing tax laws and regulations, cash dividends will be exempted from the tax object if they are received by the shareholders of domestic corporate taxpayers (“WP Badan DN”) and the Company does not deduct Income Tax on cash dividends paid to the WP Badan DN. Cash dividends received by shareholders of domestic individual taxpayers (“WPOP DN”) will be excluded from the tax object as long as the cash dividends are invested in the territory of the Republic of Indonesia. For WPOP DN who does not meet the investment provisions as mentioned above, the cash dividends received by the person concerned will be subject to income tax (“PPh”) in accordance with the applicable laws and regulations, and the PPh must be paid by the WPOP DN himself in accordance with the provisions of Government Regulation No. 9 of 2021 concerning Tax Treatment to Support the Ease of Doing Business.
7.	Shareholders can obtain confirmation of cash dividend payments through securities companies and or custodian banks where Shareholders open securities accounts, then shareholders are required to be responsible for reporting cash dividend receipts referred to in tax reporting for the relevant tax year in accordance with the applicable laws and regulations concerning tax.

ANNOUNCEMENT OF SUMMARY OF MINUTES OF ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR THE 2022 FINANCIAL YEAR PT TELKOM INDONESIA (PERSERO) Tbk (Tel.63/LP 000/DCI-M0200000/2023)

8.	Shareholders who are Overseas Taxpayers whose tax withholding will use the rate based on the Double Taxation Avoidance Agreement ("P3B") must comply with the requirements of the Director General of Taxes Regulation. No. PER-25 / PJ / 2018 concerning Procedures for Implementing Double Tax Avoidance Approval and submitting proof of record or receipt of DGT / SKD that has been uploaded to the website of the Directorate General of Taxes to KSEI or BAE in accordance with KSEI rules and regulations. Without this form, the paid Cash Dividend for Financial Year 2022 will be subject to Article 26 Income Tax of 20%. The deadline for the submission of DGT/SKD is 3 (three) business days after the recording date based on the Circular Letter of the Director of KSEI No. SE-0002/DIR-EKS/KSEI/0419, regarding the Procedures for the Implementation of Double Taxation Avoidance Agreement and the Implementation of Corporate Actions at KSEI.
9.	For Shareholders who are Overseas Taxpayers whose shares are in the collective custody of KSEI, proof of withholding cash dividends can be collected at the Securities Company and/or Custodian Bank where the shareholders open securities accounts and for scrip shareholders at the Registrar.

Announcement of this Summary of Minutes of Meeting is to comply with the provision under Article 51 paragraphs (1), (2) and Article 52 paragraph (1) of POJK 15/2020.

Jakarta, June 5, 2023

PT Telkom Indonesia (Persero) Tbk

Board of Directors